FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of June 2002


                         Brazilian Distribution Company
                         ------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                     ------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes    No X
                                      ---   ---





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                     REINCORPORATION OF THE COMPREBEM CHAIN


Sao Paulo, Brazil, June 25, 2002 - Companhia Brasileira de Distribuicao - CBD informs its decision of reincorporating, from July 1st, 2002 onwards, 12 stores in the city of Recife which had been franchised to Empresa Pernambucana de Alimentacao LTDA, under the banner Comprebem. The Comprebem chain's gross revenues reached R$122.2 million in 2001, with sales area of 11,840m2 and 128 check-outs.

Those stores had been franchised in August 1992 for a period of 10 years, as part of CBD's restructuring process which, at the time, aimed to concentrate the operations in the southeast region of Brazil.

As the contract ended in June 2002 and considering the recent expansion of the Company in the northeast region, those stores will again be part of CBD's portfolio, with no additional costs to the Company, and will be converted into the Pao de Acucar and Barateiro formats.


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
COMPANHIA BRASILEIRA DE DISTRIBUICAO                THOMSON FINANCIAL INVESTOR RELATIONS

Aymar Giglio Junior                                 Doris Pompeu
Investor Relations Director                         Phone: 55 (11) 3848 0887 ext.208
Fernando Tracanella                                 E-mail: doris.pompeu@thomsonir.com.br
Investor Relations Manager
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br

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

                   Website: http://www.grupopaodeacucar.com.br



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Statements included in this report regarding the Company's business outlook and anticipated financial and operating results. regarding the Company's growth potential. constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market. general economic performance of the home country. industry and international markets. therefore they are subject to change.
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

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: June 26, 2002                        By: /s/ Augusto Marques da Cruz Filho
                                                  ------------------------------
                                           Name: Augusto Marques da Cruz Filho
                                           Title: Chief Financial Officer



                                           By: /s/ Aymar Giglio Junior
                                                  ------------------------------
                                           Name: Aymar Giglio Junior
                                           Title: Investor Relations Officer